July 10, 2019

Kirk T. Larsen
Executive Vice President and Chief Financial Officer
Black Knight, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

       Re: Black Knight, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-37394

Dear Mr. Larsen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services